Filed by Essendant Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Essendant Inc.

Subject Company: Essendant Inc.

SEC File No.: 000-10653

Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

PARTICIPANTS

Corporate Participants

Richard D. Phillips – President, Chief Executive Officer & Director, Essendant, Inc.

Janet Zelenka – Chief Financial Officer & Senior Vice President, Essendant, Inc.

Other Participants

Chris P. McGinnis – Analyst, Sidoti & Company, LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen, and welcome to Essendant’s First Quarter 2018 Earnings Conference Call. My name is Andrew, and I’ll be your conference coordinator for today. Your hosts are Mr. Ric Phillips, President and Chief Executive Officer, and Ms. Janet Zelenka, Chief Financial Officer.

All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

Before we begin, the management team of Essendant has asked me to remind you that information shared on this call may include forward-looking statements. Forward-looking statements involve significant risks and uncertainties and events or results could differ materially from those discussed today.

Information concerning these risks and the factors that could cause actual results to differ from the forward-looking statements, information we provide today can be found in our Form 10-K, Form 10-Q and other filings with the Securities and Exchange Commission, including those relating to our pending merger with Genuine Parts Company’s S.P. Richards business. These filings are available at sec.gov. Essendant’s first quarter news release along with the financial slide presentation and other information relating to this call can be found on the Investors section of the company’s website at investors.essendant.com. This conference call is being webcast live on our website, and a replay will be made available after the call.

I would now like to turn the call over to Mr. Ric Phillips. Please go ahead, sir.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

Richard D. Phillips, President, Chief Executive Officer & Director, Essendant, Inc.

Thank you, Andrew. Good morning, everyone, and thanks to all of you for joining us. In my last few calls, I have outlined a set of strategic drivers that will reduce costs, drive sales, and leverage our network and capabilities to partner with suppliers. As we continue to execute against these priorities with urgency, we are also excited about the tremendous opportunity to deliver improved value to customers and shareholders through our announced combination with S.P. Richards.

This transaction will accelerate our progress on the strategic drivers. We’ll unlock more than $75 million in annual run rate cost synergies with over 90% delivered by the end of the second year, and more than $100 million in working capital improvements, creating a stronger and more flexible balance sheet. We’ll expand sales opportunities with our customers by providing them with several benefits including, first, greater resources to support and partner with the independent dealer channel and resellers and other sales channels, and to invest to drive enhanced value for customers.

Second, an optimized product assortment of branded and private label products across a broad set of categories. Third, enhanced capabilities to develop and offer innovative solutions to our customers, including value-added marketing and analytics tools to help drive demand. And fourth, a consolidated distribution network with greater efficiencies throughout the entire supply chain. We also believe this combination will strengthen and help to sustain the independent dealer channel.

We’re excited about the benefits this will provide to all stakeholders, not just customers, but also suppliers, associates, and shareholders. As we move forward to complete this transaction before the end of 2018, including obtaining regulatory and shareholder approvals, we are acutely focused on continued execution of our strategic drivers.

With that, I’ll provide a recap of our first quarter performance and give an update on the progress we’re making on our strategic drivers. Then I’ll pass it over to Janet for additional detail on our results. Starting with our first quarter results. First quarter sales declined 2.3% or $29.2 million versus prior year, driven by the sales declines in our national reseller channel, which we’ve talked about in prior quarters. We’ll continue to see impacts this year as we anniversary those events.

Later in our comments, we will highlight performance in some of our other sales channels. Given those sales pressures and the fact that our cost improvement efforts will scale throughout the year, our first quarter adjusted earnings per share were negative $0.12. We continue to manage our inventory levels through disciplined purchasing and optimized stocking positions, and our service levels have remained steady. We continue to maintain our urgent focus on accelerating and executing on our three strategic drivers to significantly improve the value of our business over the next two to three years.

I spoke in October about these strategic drivers and a supporting restructuring plan to help achieve them. As previously shared, we expect to realize over half of our more than $50 million of cost savings this year helping to offset the year-over-year sales decline with national resellers. I’m excited about the progress we’re making, and I’d like to give you an update. As we discussed last quarter, our strategic drivers are, one, improving efficiency across our distribution network and reducing our cost base; two, accelerating sales performance in key channels and three, advancing supplier partnerships that leverage our network and capabilities.

Our first strategic driver, resetting our cost base and improving our network efficiency, includes a complete redesign of our inbound freight logistics, distribution network consolidations and efficiencies and operating cost reductions. Our inbound freight consolidation plan is well under way. We have now opened all four of our inbound consolidation centers. We will be able to execute greater inbound control, consolidate shipments to our distribution centers and maintain high performance standards to improve overall efficiency across the supply chain.

We’re also optimizing our distribution network footprint. As we implement these actions, we’re taking care to maintain our high service levels and to preserve customer experience while improving efficiency across the network. Since the launch of the restructuring program in February, we have already closed four facilities, and we recently announced distribution center consolidations in the Raleigh and Baltimore areas in the second quarter. Future consolidation will take place over the coming quarters.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

We rigorously implemented a comprehensive plan to optimize costs and drive efficiencies in our processes, including the consolidation of two [ph] AtlantiCare (00:07:26) centers into one. We began to realize those benefits in Q1 and will continue to realize benefits through 2018, as they scale through the second half of the year. All of the actions in conjunction with our first strategic driver are still expected to deliver annualized savings of more than $50 million by 2020 with more than half of that coming in 2018.

We are also seeing progress on our second strategic driver to align resources and efforts to accelerate growth across key sales channels and customers. Consistent with the momentum that we saw in the last quarter, we continue to be encouraged by the growth we’re seeing in several of our targeted customer channels, including JanSan distributors, vertical markets, industrial and automotive. We continue to see growth in collaboration with several key customers including independent reseller partners and e-commerce resellers. We’re building on this progress throughout 2018 and beyond.

The third strategic driver is to develop strategic partnerships with our suppliers. Our preferred supplier program continues to progress effectively. Our preferred suppliers are granted exclusive access to our sales team and to senior management, and we rolled out the use of advanced digital analytics for our preferred suppliers categories and items. We continue to have meaningful discussions with suppliers to leverage our network and capabilities to provide valuable distribution services for suppliers who are facing the smaller order sizes, higher fulfillment costs and increased e-commerce requirements that come with a continued shift to online purchasing.

Our restructuring program is on track with costs in line with projections and savings on target with expectations. This program is allowing us to capture the cost reductions associated with our strategic drivers to improve organizational alignment around our growth channels and to provide the product assortment capacity to invest in traditional products with our key suppliers over time. Janet will provide additional details on the plan in her remarks.

Before I turn the call over to Janet, let me provide some color on our outlook for the remainder of 2018. We’ll continue to experience year-over-year sales declines as our national reseller channel disruptions wrap into 2018. As you may recall, we’re starting to see the full impacts of these declines in the second half of 2017. Our work on our strategic drivers is in progress, and we expect those benefits including significant cost reductions to scale throughout the year.

Executing on the three strategic drivers, including our restructuring program and the announced combination with S.P. Richards, will significantly improve the value of our business. I look forward to sharing our continued progress over the coming quarters.

I’ll now turn the call over to Janet to provide more details on our first quarter results and our outlook for 2018.

Janet Zelenka, Chief Financial Officer & Senior Vice President, Essendant, Inc.

Thank you, Ric, and welcome everyone to our first quarter 2018 earnings call. I’ll start with a few remarks on our overall performance this quarter and provide updates on our restructuring initiatives as well as our outlook for the remainder of 2018.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

Beginning with the overview of our first quarter results on slide 6, our GAAP loss per share was $1.40. This included $56.9 million for restructuring costs related to facility consolidations, workforce reductions and product assortment refinements. It also included $4.2 million of transformation expenses related to our initiatives, which I will review in more detail shortly. Excluding these items, our first quarter adjusted earnings per share were negative $0.12. As we outlined in our outlook last quarter, our adjusted EPS reflected the continued impacts of the sales declines with national resellers. I will focus on adjusted results for the remainder of my comments.

First quarter net sales decreased 2.3% versus prior year. As expected, the year-over-year sales decline with our national resellers was the driver of our decline this quarter, partially offset by lower margin paper and technology sales in the independent reseller channel. Detailed first quarter sales by product category on slide 7 show our JanSan product category was down 5% versus prior year, due to the continued impacts of the national reseller decline.

Our industrial product category continues to see improved sales, 5.7% over prior year due to steady growth across all major sales channels and the automotive product category was up 2.8% driven by strength and mobile dealers and international business. Technology products, office products, and furniture were all impacted by the national reseller decline. Sales of lower margin technology products helped offset declines in that category, and cut-sheet paper ended the quarter up 12.6%.

Turning now to our customer sales channels. We continue to feel the year-over-year impacts of the sales decline with our national resellers. We previously noted the loss of our JanSan business at one of our national resellers, and we saw significant disruption beginning in the second quarter of 2017 when a national retailer moved a substantial amount of purchase volume to a direct sourcing model. We’ll continue to see impacts throughout the year as we anniversary those events.

Sales with independent resellers were up year-over-year, primarily due to lower margin sales of technology and cut-sheet paper. Within the independent reseller channel, our vertical market sales continue to grow. Sales to JanSan distributors grew due to new account wins and existing customer growth, partly driven by the severe cold and flu season. Countering these sales gains, secular declines continue to provide headwinds in this channel.

Adjusted gross margin dollars in the quarter were unfavorable $21.7 million over prior year and adjusted gross margin rate was down 140 basis points. Three items contributed to this decline: product and sales channel mix, sales volumes, and lower supplier allowances resulting from opportunistic inventory purchases in 2017 that did not repeat this year.

Adjusted operating expenses for the first quarter were favorable by $1.9 million from first quarter 2017, as we manage variable labor in response to sales volume. Adjusted operating expense as a percent of sales was unfavorable 15 basis points as the rate deleveraged due to lower sales volumes, and our cost reduction efforts continue to ramp throughout the year.

Turning to the balance sheet on slide 8, inventory levels decreased by $117.4 million in the quarter, including $42.8 million due to the restructuring charge for the product assortment refinement. As expected, we used cash this quarter, but we still expect the business to generate more than $40 million in free cash flow for the year.

On a borrowing base of over $1 billion, our debt levels increased $37.9 million to $542 million as of March 31. Our remaining availability under our credit agreement was over $450 million. Our effective tax rate under the Tax Cuts and Jobs Act passed in the fourth quarter of 2017 is impacted by the timing of several permanent items that affect our rates, including higher state income taxes, lots of deductions for entertainment purposes and the impact of share-based compensation vesting. We still expect a full year adjusted effective tax rate between 35% and 37%.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

Now turning to slide 9, as we announced in our last call, we began a restructuring program in the first quarter. The program is on track and on time and has already started to produce cost savings. We expect to see more than half of the projected $50 million annualized savings over the course of this year. In addition, the program will enable sales growth and provide capacity to invest in products with preferred suppliers.

The restructuring program includes cash costs for facility consolidations and workforce reductions. We incurred $14.6 million in costs in the first quarter. We expect to incur an additional $16 million to $26 million of costs over the duration of the program with roughly half of those remaining costs hitting in 2018. We also recorded $42.8 million in non-cash costs in the first quarter related to the refinement of our product assortment to address items that have low sales and limited availability. This charge allows us to improve service levels, increase capacity to support customer growth and improve network efficiency.

Moving on to our outlook for the remainder of 2018, we have narrowed our range of full year sales decline to down 3% to down 5% from down 3% to down 6% reflecting the sales trends in the first quarter. Adjusted diluted earnings per share is expected to increase in the second half of 2018 as compared to the first half, as our cost improvement efforts would scale through the year. This will enable us to return to positive adjusted diluted earnings per share in the second half and for the full year.

We continue to anticipate that the business incorporating the costs and benefits of restructuring will generate free cash flow in excess of $40 million. Transaction costs are excluded from this outlook. We will incur costs associated with our recently announced S.P. Richards deal that will include legal, consulting and integration planning expenses.

More details on our expected range of costs will be available in our S-4 filing. As Ric mentioned, we are pleased with the progress we’ve made on our three strategic drivers. We believe the execution of these strategic drivers accelerated by our combination with S.P. Richards will significantly improve the value of our business and help our customers succeed in the face of a rapidly evolving market. Thank you.

And with that, let’s open it up for questions.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. [Operator Instructions] First question comes from Chris McGinnis of Sidoti & Company. Please go ahead.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Good morning. Thanks for taking my questions.

<A – Janet Zelenka – Essendant, Inc.>: Good morning, Chris.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Hi. So I guess maybe we could just start with the margin pressure you saw in the quarter. And can you maybe just talk about how you expect that to maybe change throughout the year, and was that impacted by the product assortment at all?

<A – Janet Zelenka – Essendant, Inc.>: Sure. So the product assortment refinement charge came through the gross margin [ph] for that (00:19:15) because it’s an obsolescence charge that hits gross margin. So that did impact the gross margin results. The overall gross margin adjusted is impacted by the channel and customer mix we experienced during the quarter.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Okay. And so I guess just thinking about the – I guess what you cited in terms of the pressure, do you expect that to abate throughout the year? Or can you – just a little bit of color about, will I guess timing be better? How do you see that outlook for that gross margin?

<A – Janet Zelenka – Essendant, Inc.>: So, some of our initiatives will actually on the cost side help us on the gross margin line that will flow through an EBIT as we reflected in our guidance. But we continue to see and continue to experience the category pressures. However, also the anniversarying of the national reseller decline will impact our – improve the sales as we go along through the year rate, and then that will also hopefully help our growth margin line.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Okay. And then I guess just looking at some of the strength on that revenue line, [indiscernible] (00:20:25) pretty nicely. Can you just talk about what’s driving that, that new account, new product, market share gains? Thanks.

<A – Janet Zelenka – Essendant, Inc.>: Yeah. So you want to talk about that, Ric.

<A – Ric Phillips – Essendant, Inc.>: Sure. I’ll be happy to talk about that, Chris. Yeah, we do, as you mentioned, see good momentum in the JanSan distributor channel. As you’re, I’m sure, well aware, we did have a platform consolidation that took place over the last couple of years that caused some disruption, and as we worked through that diligently, we started to see real positive reactions from customers, and we think that that level of performance and really the value proposition that we’ve now created through that consolidation has really led to good momentum, and we expect continued strong momentum in the JanSan channel.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Great. And then I guess just thinking about the competitive landscape on the office side, has anything changed in any kind of capacity in terms of more pressures or you feel like maybe things are stabilizing a little bit?

<A – Ric Phillips – Essendant, Inc.>: Well, we continue to see a very competitive marketplace.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Yeah.

<A – Janet Zelenka – Essendant, Inc.>: And we don’t see that changing. When you look across e-commerce players, distributors, buying groups, common big-box stores, national resellers, we do see it as a crowded space. We like our value proposition and think that we can play effectively there. But we do certainly see a crowded competitive space.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

<Q – Chris McGinnis – Sidoti & Company, LLC>: Okay. And just – I guess just maybe touching on the strength of the industrial as well, is that just kind of the market’s rebounding? I think it was improving last quarter as well. Can you just maybe give a little bit of kind of your thoughts around that part of the business as well?

<A – Ric Phillips – Essendant, Inc.>: Sure. As you say, Chris, the market has been more favorable than certainly during the very significant downturn in the energy markets, but I think the business is also performing well due to a number of real positive initiatives. I think there’s been some diversification in that business. Energy continues to be important, but some other channels within that industrial, safety, HVAC, construction have been nice growers for that business. And I think the work that the team’s done in structuring the coverage model in a more effective way over the last year or so is also paying dividends. So we think continue to be optimistic about the industrial performance.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Great. And I know obviously a lot of questions were answered when you announced the merger, but maybe just two questions about that if you don’t mind. One, I guess, there’s obviously just a lot happening and with your own growth initiatives and restructuring initiatives, and then, lapping the merger on top of that. Can you just talk about how you manage that and the confidence behind transitioning that as [indiscernible] (00:23:30) by year-end?

<A – Ric Phillips – Essendant, Inc.>: Sure. I think you’re right, Chris. Certainly, a lot going on. We do believe strongly in our strategy and the three strategic drivers that we talked about. And so, we’ve really set ourselves up internally to maintain and continue to intensify focus and delivery against that strategy, and so far the restructuring is helping us as we anticipated to do that and we’re pleased with our progress.

The S.P. Richards transaction is very consistent with that strategy, and so we think it’s reinforcing rather than distracting. Also clearly, over – we won’t begin actually integration until the deal closes, and so our efforts between now and then will really be focused on integration planning activities, which is a subset of the organizations’ – both organizations’ focus there as opposed to what would take place during the actual integration. So we think we’ve got good momentum, and we’re structured to move both of those things along effectively over the coming months.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Great. And I guess just thinking about – just the way that you go to maybe market with the independents and S.P. Richards, could you just talk about, I guess, any changes or any differences or maybe some new ways to market the S.P. Richards may bring to you or you’re bringing over to their customer base that should help maybe drive a little bit maybe more sales?

<A – Ric Phillips – Essendant, Inc.>: Sure. Well, I think firstly, there are – we think an optimized assortment across the two companies is going to be really valuable, so that includes private brands from both companies, national brands relationships from both companies across a broad range of categories. So we think that will be optimized. We also think the vertical markets capability that we’ve developed at Essendant is something that is showing strong positive momentum, and is something that we will be able to continue to extend.

And then I also think that the opportunity that we will have with additional resources available through synergies will allow us to invest in further capabilities that will help our customers and be very supportive of growth whether that’s investing in value-added services, in digital and marketing or in analytics or whether that’s how we really ensure that we’ve got a really strong set of leaders and coverage to our customers. We think all those things are really complementary to each other and supportive of driving growth over time.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

<Q – Chris McGinnis – Sidoti & Company, LLC>: Okay. And then just one last question, just quickly on the – can you just maybe touch on e-commerce growth in the quarter? I may have missed if you stated it, sorry.

<A – Janet Zelenka – Essendant, Inc.>: Sure, Chris. So we continue to see e-commerce growth with key customers. We do still experience some challenges with one key customer that we’re working through, but we are encouraged by the growth we have underneath the overall channel and key customers.

<Q – Chris McGinnis – Sidoti & Company, LLC>: Okay. Great. Thanks for taking my questions and good luck in Q2.

<A – Ric Phillips – Essendant, Inc.>: Thank you, Chris.

<A – Janet Zelenka – Essendant, Inc.>: Thank you, Chris.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Ric Phillips, Chief Executive Officer, for any closing remarks.

Richard D. Phillips, President, Chief Executive Officer & Director, Essendant, Inc.

Thank you for joining us this morning. Our first quarter results reflect the anticipated year-over-year sales declines and that our cost improvement efforts will take time to scale through 2018. Our current efforts are progressing as planned and will improve our performance over the course of the year. Our talented associate team is committed to our business, our customers and the communities in which we work and serve, and we are dedicated to accelerating an improvement in the value of our business. We appreciate your time and interest during the call today, and look forward to sharing our progress with you in the coming quarters.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Disclaimer

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

Cautionary Statement

This transcript contains forward-looking statements, including references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results or events, the proposed business combination transaction between Essendant and Genuine Parts Company in which Genuine Parts Company will separate its S.P. Richards business and combine this business with Essendant, and other statements that are not strictly historical in nature. These statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here. These risks and uncertainties include, but are not limited to the following: market dynamics that create sales risks, including Essendant’s reliance on key customers, including key customers in the independent reseller channel, the risks inherent in continuing or increased customer concentration and consolidations, efforts by suppliers and customers to bypass the Company and transact directly with each other, and competition from e-commerce businesses and other resellers increasing their presence at the wholesale level; the impact of price transparency, customer consolidation and product sales mix changes on the Company’s sales and margins; Essendant’s reliance on supplier allowances and promotional incentives; Essendant’s exposure to the credit risk of its customers; potential disruptions to the Company’s relationships with customers and suppliers due to the Company’s significant cost reduction initiatives; continuing or increasing competitive activity and pricing pressures within existing or expanded product categories, including competition from e-commerce businesses and the online branches of brick-and-mortar businesses ; the impact of supply chain disruptions or changes in key suppliers’ distribution strategies; continued declines in end-user demand for products in the office, technology and furniture product categories; Essendant may experience financial cycles due to secular consumer demand, recession or other events, most notably in the Company’s Industrial and Automotive businesses; the impact of the Company’s strategic objectives and possible disruption of business operations and relationships with customers and suppliers; Essendant’s ability to manage inventory in order to maximize sales and supplier allowances while minimizing excess and obsolete inventory; Essendant’s success in effectively identifying, consummating and integrating acquisitions; Essendant’s ability to attract and retain key management personnel; the costs and risks related to compliance with laws, regulations and industry standards affecting Essendant’s business; Essendant’s ability to maintain its existing information technology systems and to successfully procure, develop and implement new systems and services without business disruption or other unanticipated difficulties or costs; the impact on the Company’s reputation and relationships of a breach of the Company’s information technology systems or a failure to maintain the security of private information; the availability of financing sources to meet Essendant’s business needs; unexpected events that could disrupt business operations, increasing costs and decreasing revenues; the ability of Essendant to receive the required regulatory and stockholder approvals for the proposed transaction with Genuine Parts Company; the occurrence of events that may give rise to a right of one or both of Essendant and

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

Genuine Parts Company to terminate the merger agreement; the possibility that the anticipated benefits from the proposed transaction with Genuine Parts Company cannot be realized in full or at all or may take longer to realize than expected; and the possibility that costs or difficulties related to the integration of the Essendant and S.P. Richards businesses will be greater than expected.

Shareholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information about risks and uncertainties that could materially affect Essendant’s results, please see the company’s Securities and Exchange Commission filings. The forward-looking information in this news release is made as of this date only, and the company does not undertake any obligation to update any forward-looking statement. Investors are advised to consult any further disclosure by Essendant regarding the matters discussed in this news release in its filings with the Securities and Exchange Commission and in other written statements it makes from time to time. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction.

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Essendant, Inc. Company	ESND Ticker	Q1 2018 Earnings Call Event Type	Apr. 26, 2018 Date

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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